UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LAMAR ADVERTISING COMPANY
(Name of Issuer)

Class A Common Stock par value $0.001 per share
(Title of Class of Securities)

512816109
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP NO. 512816109	Page 2 of 9 Pages

1.	Names of Reporting Persons

CORVEX MANAGEMENT LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		6,301,662
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 6,301,662
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,301,662

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.80%

12.	Type of Reporting Person (See Instructions)

PN, IA

CUSIP NO. 512816109	Page 3 of 9 Pages

1.	Names of Reporting Persons

KEITH MEISTER

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		6,301,662
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 6,301,662
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,301,662

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

7.80%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. 512816109	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Lamar Advertising Company (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

5321 Corporate Blvd.
Baton Rouge, Louisiana 70808

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Corvex Management LP (“Corvex”); and

ii)	Keith Meister, in his capacity as the control person of the general partner of Corvex (“Mr. Meister”).

This statement relates to Shares (as defined below) held for the accounts of certain private investment funds for which Corvex acts as investment adviser.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 712 Fifth Avenue, 23rd Floor, New York, NY 10019.

Item 2(c).	Citizenship:

i)	Corvex is a Delaware limited partnership; and

ii)	Mr. Meister is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Class A Common Stock par value $0.001 per share (the “Shares”).
Item 2(e).	CUSIP Number:

512816109

CUSIP NO. 512816109	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Corvex is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, the general partner of which is controlled by Mr. Meister.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 6,301,662 Shares.

Item 4(b).	Percent of Class:

Based upon  the 80,820,342 Shares reported as outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2014, the 6,301,662 Shares reported above represent 7.80% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Corvex
(i)	Sole power to vote or direct the vote	6,301,662
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	6,301,662
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Meister
(i)	Sole power to vote or direct the vote	6,301,662
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	6,301,662
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 512816109	Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of (or investors in) the private investment funds for which Corvex acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 3.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 512816109	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: February 17, 2015	KEITH MEISTER

By: /s/ Keith Meister

CUSIP NO. 512816109	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of February 17, 2015, by and among the Reporting Persons	9

CUSIP NO. 512816109	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.001 per share, of Lamar Advertising Company, dated as of February 17, 2015, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 17, 2015	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: February 17, 2015	KEITH MEISTER

By: /s/ Keith Meister